UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 0-27418

NOTIFICATION OF LATE FILING

(Check One): Form 10-K Form 20-F Form 11-K  ☒  Form 10-Q Form N-SAR

For Period Ended: ______________________

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

eLinear, Inc.
Full Name of Registrant

Former Name if Applicable
2901 West Sam Houston Parkway North, Suite E-300
Address of Principal Executive Office (Street and Number)
Houston, Texas 77043
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

    The filing is being delayed while the company applies accounting adjustments to the quarter ended March 31, 2006, which resulted from recent restatements of its previously filed Form 10-KSB for the year ended December 31, 2004 and its Forms 10-QSB for the quarters ended March 31, 2005 and 2004, June 30, 2005 and 2004 and September 30, 2004. The restatements were required by the new SEC position that requires application of EITF 00-19 and SFAS 133 to certain convertible warrants and debentures issued over the last two years. While restating the previous filings the Company had also delayed filing the original Form 10-QSB for the quarter ended September 30, 2005 and original Form 10-KSB for the year ended December 31, 2005. The company has completed filing all of its restated filings requested by the SEC staff on April 3, 2006, to ensure compliance with the AMEX listing requirements. The completed original filing of Form 10-QSB for the quarter ended September 30, 2005 is expected to be finalized this week to be followed by the completed original filing of Form 10-KSB for the year ended December 31, 2005.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Phillip M. Hardy (Name)	713 (Area Code)	896-0500 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☐ Yes ☒ No

Form 10-QSB for the quarter ended September 30, 2005, Form 10-KSB for the year ended December 31, 2005

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

eLinear, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2006                         By /s/ Phillip M. Hardy
Phillip M. Hardy
Principal Financial and Accounting Officer